May 18, 2026

Joseph Oliveto
Chief Executive Officer
Milestone Pharmaceuticals Inc.
6210 Ardrey Kell Road, Suite 650
Charlotte, NC 28277

        Re: Milestone Pharmaceuticals Inc.
            Registration Statement on Form S-3
            Filed May 13, 2026
            File No. 333-295860
Dear Joseph Oliveto:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Ryan Sansom, Esq.